

July 31, 2012

<u>Via E-mail</u>
Gregory T. Lucier
Chairman and Chief Executive Officer
(Principal Executive Officer and
Authorized Signatory)
Life Technologies Corporation
5791 Van Allen Way
Carlsbad, California 92008

  Re: Life Technologies Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 29, 2012
    File No. 000-25317

Dear Mr. Lucier:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Accounting Branch Chief